Exhibit 99.1

PARAZERO TECHNOLOGIES LTD

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Meeting”) of ParaZero Technologies Ltd. will be held on Monday, June 1, 2026, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel (the “Notice”).

Throughout this Notice and the enclosed Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	Re-election of Class III Directors

To re-elect our currently serving Class III directors, Mr. Moshe Revach and Mr. Yigal Shtief, to serve as Class III directors of the Company until the third annual meeting following their election, or until each ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is earlier.

2.	Extension of an Approval of a Reverse Split of the Company’s Ordinary Shares

To approve a reverse share split of the Company’s issued and outstanding ordinary shares, NIS 0.02 par value per share, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors (the “Board”), but not later than 18 months after the date of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.

3.	Approval of an Amendment to the Compensation Terms of our Executive Chairman, Including Monthly Fee, RSUs Grant, and Bonus

To approve an amendment to the compensation terms of our Executive Chairman as follows: (i) an increase of the monthly fee from $10,000 to $20,000; (ii) a grant of restricted share units (“RSUs”); and (iii) a grant of a one-time special bonus in the amount of $50,000, as further described in the Proxy Statement, in excess of the limitations set forth in the Company’s compensation policy (the “Compensation Policy”).

4.

Approval of a Grant of RSUs to the Non-Executive Members of the Board

To approve the grant of RSUs to each of the Company’s non-executive directors, as further described in the Proxy Statement, in excess of the limitations set forth in the Compensation Policy.

5.

Approval of a Grant of RSUs and Options to our Company’s Chief Executive Officer

To approve the grant of RSUs and options to the Company’s Chief Executive Officer, as further described in the Proxy Statement.

6.	Appointment of Company’s auditors for fiscal year 2026

To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2026 (the “Auditors”), and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors' remuneration.

7.	Presentation of the 2025 Financial Statements

To present and discuss our financial statements for the year ended December 31, 2025.

8.	Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed Proxy Statement, which we urge you to read in its entirety. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than May 1, 2026. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the Proxy Statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on May 1, 2026 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date, and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Company’s Articles of Association, any shareholder of the Company may submit to the Company, upon submission of a request under the terms set forth in the Articles of Association, the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder, to include a matter on the agenda of the Meeting (a “Proposal Request”) to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 1 Hatachana Street, Kfar Saba, 4453001, Israel, Attention: Chief Financial Officer, or by email to ir@parazero.com no later than May 1, 2026.

By Order of the Board of Directors,

/s/ Amitay Weiss
Chairman of the Board of Directors

Dated: April 24, 2026

Our audited financial statements for the fiscal year ended December 31, 2025, are not a part of the proxy solicitation material but were filed together with our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026, and is available on the SEC’s website at www.sec.gov and on our website at https://parazero.com/sec-filings/.

PARAZERO TECHNOLOGIES LTD.

1 HATACHANA STREET,

KFAR SABA, 4453001, ISRAEL

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement (the “Proxy Statement”) is furnished to the holders of our ordinary shares, NIS 0.02 par value per share (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board”) of proxies for use at the 2026 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Monday, June 1, 2026, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310, Israel.

Throughout this Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to Parazero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	Re-election of Class III Directors

To re-elect our currently serving Class III directors, Mr. Moshe Revach and Mr. Yigal Shtief, to serve as Class III directors of the Company until the third annual meeting following their election, or until each ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is earlier.

2.	Extension of an Approval of a Reverse Split of the Company’s Ordinary Shares

To approve a reverse share split of the Company’s issued and outstanding ordinary shares, NIS 0.02 par value per share, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors (the “Board”), but not later than 18 months after the date of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.

3.	Approval of an amendment to the compensation terms of our Executive Chairman, including monthly fee, RSUs grant and bonus

To approve an amendment to the compensation terms of our Executive Chairman as follows: (i) an increase of the monthly fee from $10,000 to $20,000; (ii) grant of restricted share units (“RSUs”); and (iii) grant of a one-time special bonus in the amount of $50,000, as further described in the Proxy Statement, in excess of the limitations set forth in the Company’s compensation policy (the “Compensation Policy”).

4.

Approval of a Grant of RSUs to the Non-Executive Members of the Board

To approve the grant of RSUs to each of the Company’s non-executive directors, as further described in the Proxy Statement, in excess of the limitations set forth in the Compensation Policy.

5.

Approval of a Grant of RSUs and Options to our Company’s Chief Executive Officer

To approve the grant of RSUs and options to the Company’s Chief Executive Officer, as further described in the Proxy Statement.

6.	Appointment of Company’s auditors for fiscal year 2026

To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2026 (the “Auditors”), and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.

7.	Presentation of the 2025 Financial Statements

To present and discuss our financial statements for the year ended December 31, 2025.

8.	Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than May 1, 2026. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on May 1, 2026 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxy cards will be mailed to shareholders on or about May 4, 2026, and proxies will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

OUTSTANDING VOTING SECURITIES AND QUORUM

On April 16, 2026, we had 25,928,572 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least 25% of the voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any shareholder present in person or by proxy shall constitute a quorum.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed on March 26, 2026 with the Securities and Exchange Commission (the “SEC”).

ITEM 1 — RE-ELECTION OF CLASS III DIRECTOR

Our Board currently consists of five directors. Our Articles of Association provide for a classified Board consisting of three classes of directors. Currently, Class I consists of two directors, namely Mr. Amitay Weiss and Mr. Natan Israeli; Class II consists of one director, namely Ms. Tali Dinar; and Class III consists of two directors, namely Mr. Moshe Revach and Mr. Yigal Shtief. The term of all Class III directors expires on the date of the Meeting. We are seeking to re-elect two Class III directors, namely Mr. Moshe Revach and Mr. Yigal Shtief.

Our Articles of Association provide that at the annual meeting of shareholders, directors will be elected to succeed those directors whose terms expire. Such elected directors shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Accordingly, the Class III directors, if elected, shall be elected by our shareholders to serve until the 2029 annual meeting of shareholders, or until their respective successors shall have been elected and qualified. Each class is elected to serve a staggered three-year term.

At the Meeting, you will be asked to approve the re-election of Mr. Revach and Mr. Shtief to continue to serve as Class III members of our Board.

Mr. Revach has served as our director since February 2022. He is currently Deputy Mayor of the city of Ramat Gan, Israel, has held the sports and government relations portfolios in the Ramat Gan municipality since 2018 and has served in various positions in the Ramat Gan municipality since 2008. Mr. Revach also serves as a director of SciSparc Ltd. (Nasdaq: SPRC), Jeffs’ Brands Ltd. (Nasdaq: JFBR) and LLN IT Solutions. He previously served as a director of Biomedico Hadarim Ltd. from 2019 to 2020 and as a director of the RPG Economic Society from 2013 to 2018. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A in management and economics from the University of Derby. We selected Mr. Revach to serve as a director due to his extensive government and corporate experience.

Mr. Shtief has served as our director since August 2023. Mr. Shtief has served as an external director of Globe Exploration Inc (TLV:GLEX) since 2015. From 2012 to 2020, Mr. Shtief served as an Independent Director of Netz Group (TLV:NETZ). Mr. Shtief holds a Diploma from The Institute of Local Government (Israel). Mr. Shtief has a B.A. in criminology and political science from Bar-Ilan University, and an MBA from the University of Latvia. We believe that Mr. Shtief is qualified to serve on our board of directors due to his extensive experience in a variety of management positions in the public sector and as a director of Israeli public companies.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the ratification of the election of each of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Moshe Revach to serve as a Class III director of the Company until the 2029 annual meeting of shareholders, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

“RESOLVED, to re-elect Mr. Yigal Shtief to serve as a Class III director of the Company until the 2029 annual meeting of shareholders, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

ITEM 2 — EXTENSION OF AN APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Background

On February 8, 2024, we received a notification letter from Nasdaq, notifying the Company that it was not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), along with all the implications arising from such non-compliance. In order to provide the Company with greater flexibility and to help stabilize its capital structure, the Board resolved in 2024 to pursue a reverse share split. At the July 24, 2024, Special General Meeting of the Company’s shareholders, it was resolved to authorize the Board to effect a reverse split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 1:5 and 1:20 during a period of 18 months from the date of such meeting. On December 13, 2024, we received a notification letter from Nasdaq, notifying us that the Company had regained compliance with Listing Rule 5550(a)(2) after our Ordinary Shares maintained a minimum closing bid price of $1.00 or more for 10 consecutive trading days, and, accordingly, the matter was closed. The Company did not effect a reverse split in order to regain compliance with Listing Rule 5550(a)(2).

Subsequently, as first reported in our report furnished on Form 6-K to the SEC on April 11, 2025, we received a similar notification letter from Nasdaq on April 10, 2025, notifying the Company that it is not in compliance with the Minimum Bid Price Requirement. On June 24, 2025, we received a notification letter from Nasdaq, notifying us that the Company had regained compliance with Listing Rule 5550(a)(2) after our Ordinary Shares maintained a minimum closing bid price of $1.00 or more for 10 consecutive trading days, and, accordingly, the matter was closed. The Company did not effect a reverse split in order to regain compliance with Listing Rule 5550(a)(2).

At our 2025 Annual General Meeting of our shareholders that took place on July 3, 2025, our shareholders approved to extend the Board’s authority to effect such a reverse share split for an additional period of 18 months from the date of such Annual General Meeting.

In line with the above, in order to continue to provide the Company with greater flexibility and to help stabilize its capital structure, the Board hereby recommends extending the authority granted by shareholders’ resolutions that were adopted on July 24, 2024, and on July 3, 2025, for an additional period of 18 months from the date of the Meeting.

Purpose and Effect of the Reverse Split

As of the date of this Proxy Statement, we are currently in compliance with Nasdaq Listing Rule 5550(a)(2). However, since March 23, 2026, our Ordinary Shares have traded at less than $1.00 per share and there can be no assurance that we will be able to maintain compliance with the Minimum Bid Price Requirement in the future. Due to potential volatility in the trading price of our Ordinary Shares, we believe that a reverse share split of our Ordinary Shares may be advisable in order to regain compliance with the Minimum Bid Price Requirement in the event that we again fall out of compliance. We believe that the continued listing of our Ordinary Shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the Reverse Split (as defined below) may be advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Maintaining compliance with Nasdaq Rules will enable us to maintain our continued listing for trade on the Nasdaq Capital Market.

Our Board intends to effect such Reverse Split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares and is necessary to continue our listing on the Nasdaq Capital Market.

The principal effects of the Reverse Split would be:

●	the per share exercise price of any outstanding options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such options would be reduced proportionately;

●	the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the Reverse Split;

●	the exercise, exchange or conversion price of all other outstanding securities, such as warrants, that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

●	the par value of our Ordinary Shares will be adjusted in proportion to the ratio of the Reverse Split. For instance, if our Board effects a reverse split at a ratio of 1-for-5, the par value of our Ordinary Shares will change from NIS 0.02 each to NIS 0.10 par value each, and if our Board effects a reverse split at a ratio of 1-for-20, the par value of our Ordinary Shares will change from NIS 0.02 each to NIS 0.40 par value each;

●	the Reverse Split would likely increase the number of shareholders who own odd lots (less than 100 shares). Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares; and

●	after the effective time of the Reverse Split, the Ordinary Shares would have a new CUSIP number, which is a number used to identify our Ordinary Shares.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share, with the par value adjusted proportionally (the “Reverse Split”). If this Item 2 is approved by our shareholders, the Board will have the authority, in its own discretion, within 18 months of the date of the Meeting, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, our Board determined that all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one-half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect the price of our Ordinary Shares following the proposed Reverse Split, including the status of the market for our Ordinary Shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our Ordinary Shares may not be sustainable as the direct arithmetic result of the Reverse Split. If the market price of our Ordinary Shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material Israeli Tax Consequences

The Reverse Split should not be a taxable event for shareholders under Israeli tax laws. Shareholders should consult with their own tax advisors regarding the tax effect, if any, of the Reverse Split on them.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our Ordinary Shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our Ordinary Shares under the constructive sale provisions of the Code; (ix) persons that acquired our Ordinary Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our Ordinary Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, Ordinary Shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the Ordinary Shares prior to the Reverse Split (the “Old Shares”) were, and the Ordinary Shares after the Reverse Split (the “New Shares”) will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”), status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular Ordinary Shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any non-recognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2025, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

 Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares, NIS 0.02 par value each, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than 18 months after the date of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 3 — APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF OUR EXECUTIVE CHAIRMAN, INCLUDING MONTHLY FEE, RSUS GRANT AND BONUS

Under the Companies Law, arrangements regarding the compensation of a director, including an executive chairman of a board of a public company, require the approval of a company’s compensation committee, board of directors and shareholders, in that order. Under certain circumstances, the approval of the shareholders requires meeting the standards of a special majority.

On March 1, 2026, the Compensation Committee of the Board (the “Compensation Committee”) and the Board, respectively, approved and recommended that the shareholders approve the following:

●	an increase to the monthly fee payable to the Executive Chairman of our Board (the “Executive Chairman”), Mr. Amitay Weiss, such that his monthly fee will be increased from $10,000 plus VAT per month to $20,000 plus VAT per month (the “Updated Monthly Fee”) with retroactive effect as of January 1, 2026; and

●	to grant to the Executive Chairman 325,000 RSUs, which will vest quarterly over a 34-month period, subject to Mr. Weiss’ continuous service as an Executive Chairman and further subject to the terms of the ParaZero Ltd. 2022 Global Share Incentive Plan (the “Plan”, the “Chairman RSU Grant”), subject to the approval of the Updated Monthly Fee.

In addition, on March 22, 2026, the Compensation Committee and the Board, respectively, approved and recommended that the shareholders approve the following:

●	to grant to the Executive Chairman a one-time special bonus in the amount of $50,000 plus VAT (the “Special Bonus” and, together with the Updated Monthly Fee and the Chairman RSU Grant, the “Chairman Updated Compensation”) in appreciation of his decisive role in the recent successful fundraising rounds.

The proposed items of compensation above exceed the limitations set forth by the Compensation Policy. However, after considering the Chairman’s decisive role in the Company’s success, including his contribution to the Company’s ability to raise capital on Nasdaq (which was the key factor in recommending to grant the Special Bonus), his leadership and ongoing contribution to the Company, the fact that his involvement and efforts significantly exceed those typically required from a chairman of a board, including assistance in closing transactions, as well as noting that the Chairman’s prior fee level was set a few years ago when the Company’s operations were much more limited, and whereas since then the Company has transitioned to commencing commercialization activities with a changed strategic focus and an overhaul of management, all of which are in large part due to the Chairman’s contributions and efforts, and the considerations set forth in Section 267(c)(2)(a) of the Companies Law while also taking into consideration the matters set forth in the first part to Supplement A and the second part to such supplement to the Companies Law, the Compensation Committee and the Board concluded that it is in the best interest of the Company and its shareholders to approve, and recommend the shareholders to approve, the Chairman Updated Compensation.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Chairman's Updated Compensation, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution are voted in favor of the matter, or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent (2%) of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. Under the Companies Law, a “Controlling Shareholder” for this purpose is any shareholder who has the ability to direct the Company’s actions (other than by means of being a director or office holder of the Company), including any shareholder holding twenty-five percent (25%) or more of the voting rights if no other shareholder owns more than fifty percent (50%) of the voting rights in the Company. A shareholder is presumed to be a Controlling Shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “Personal Interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of our Ordinary Shares, or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, please notify Mr. Regev Livne, our Chief Financial Officer, at 1 Hatachana St., Kfar Saba, Israel; telephone: +972-50-275-3666, or by email office@parazero.com. If your shares are held in “street name” by your broker, bank, or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolutions

It is proposed that the following resolution be approved at the Meeting:

“RESOLVED, to approve the Updated Monthly Fee, the Chairman RSUs Grant and the Special Bonus as set forth in the Proxy Statement, which items of compensation exceed the limitation set forth in the Compensation Policy, as they are in the Company’s best interest.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 4 — APPROVAL OF A GRANT OF RSUs TO THE NON-EXECUTIVE MEMBERS OF THE BOARD

Under the Companies Law, arrangements regarding the compensation of a director in a public company require the approval of a company’s compensation committee, board and shareholders, in that order. Under certain circumstances, the approval of the shareholders requires meeting the standards of a special majority.

On March 1, 2026, the Compensation Committee and the Board approved and recommended the shareholders to approve the grant of 51,505 RSUs to each of our non-executive directors (not including our Executive Chairman of the Board), which will vest on a quarterly basis, over a 24-month period from the date of the Board approval, subject to each director’s continuous service as a director on the Board and further subject to the terms of the Plan (each such grant, a “Director Grant”).

The terms of the Director Grant exceed the limitations set forth by the Compensation Policy; however, after considering the Company’s need for talented, dedicated, and experienced members of the Board, high Board involvement in light of fundraising efforts, the Company’s turnaround and changes in leadership, as well as the high frequency of Board and committee meetings relative to companies similar in size and operations to the Company and the considerations set forth in Section 267(c)(2)(a) of the Companies Law, while also taking into consideration the matters set forth in the first part to supplement A and the second part to such supplement to the Companies Law, the Compensation Committee and the Board concluded that it is in the best interest of the Company and its shareholders to approve and recommend the shareholders to approve the Director Grant.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Director Grant, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution are voted in favor of the matter, or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent (2%) of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. For information regarding personal interests, the definition of a “controlling shareholder” under the Companies Law and other related voting procedures, please see Item 3 above under the caption “Required Approval”.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, please notify Mr. Regev Livne, our Chief Financial Officer, at 1 Hatachana St., Kfar Saba, Israel; telephone: +972-50-275-3666, or by email office@parazero.com. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Director Grant as described in the Proxy Statement to each of the Company’s non-executive directors, which Director Grant exceeds the limitation set forth in the Compensation Policy, as the Director Grant is in the Company’s best interest.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 5 — APPROVAL OF A GRANT OF SECURITIES TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

At the Meeting, you will be asked to approve a grant of RSUs and Options to Mr. Ariel Alon, the Company’s Chief Executive Officer (the “CEO”), who has been serving in such position since July 2025.

Pursuant to the Companies Law, in general, the terms of compensation of a chief executive officer need to be consistent with a company’s compensation policy and be approved by the company’s compensation committee of the board of directors, board of directors and shareholders, in that order. However, the Companies Law also states that, under certain circumstances, a company’s compensation committee and the board of directors may approve the terms of compensation of a chief executive officer even if such were opposed by the shareholders of the company, based on detailed reasoning and after re-examining the proposed terms of compensation and evaluating, among other things, the opposition of the shareholders of the company to the approval of the proposed terms of compensation.

Our Compensation Committee and Board approved and are recommending that our shareholders approve to grant the CEO 100,000 RSUs that will vest quarterly over a 24-month period, subject to Mr. Alon’s continuous employment as the Company’s CEO and further subject to the terms of the Plan, and to grant the CEO 463,487 options, which shall vest over four years, with 50% vesting after two years and the remainder shall vest quarterly on a linear basis, subject to full acceleration upon M&A (as defined in the Compensation Policy – Deemed Liquidation). The exercise price of such options is $1.275 per share. The options award shall be subject to the Plan, and the terms of the Grant Letter covering the grant (such RSUs and options grants, collectively, the “CEO Grants”).

Our Compensation Committee and Board noted in their approval that the CEO Grants reflect the major leadership role the CEO has in the Company, his significant contribution to the Company, and are in the best interests of the Company and its shareholders. The Compensation Committee and Board further noted that the CEO Grants are within the limitations of our Compensation Policy.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the CEO Grants, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent (2%) of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. For information regarding personal interests, the definition of a “controlling shareholder” under the Companies Law and other related voting procedures, please see Item 3 above under the caption “Required Approval”.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, please notify Mr. Regev Livne, our Chief Financial Officer, at 1 Hatachana St., Kfar Saba, Israel; telephone: +972-50-275-3666, or by email office@parazero.com. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the CEO Grants, as described in the Proxy Statement.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 6 — RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors (the “Auditors”) for the fiscal year ending December 31, 2026. In addition, you will be asked to authorize the Board, upon the recommendation of the Audit Committee of the Board (the “Audit Committee”), to determine the Auditors’ remuneration.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2026 (the “Auditors”), and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors' remuneration.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 7 — PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Our audited financial statements for the fiscal year ended December 31, 2025, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed on March 26, 2026, with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at https://parazero.com/wp-content/uploads/2025/05/ea023408201-20f_parazero_AS-FILEDbannerless.pdf. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 8 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Shareholders may obtain information directly from the Company, whose registered office is at 1 Hatachana Street, Kfar Saba, 4453001, Israel, and whose telephone number is +972-3-688-5252. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Also, while Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026, our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 24, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 24, 2026, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders' meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than May 1, 2026. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Executive Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company. Such agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Amitay Weiss
Chairman of the Board

Dated: April 24, 2026